January 15, 2010

VIA EDGAR

Jessica Barberich, Assistant Chief Accountant

Jennifer Monick, Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Extra Space Storage Inc.
Form 10-K for Fiscal Year Ended
December 31, 2008
Filed February 27, 2009
Form 10-Q for the Quarterly Period Ended
September 30, 2009
Filed November 5, 2009
Definitive Proxy Statement
Filed April 3, 2009
File No. 001-32269

Dear Mses. Barberich and Monick:

This letter represents Extra Space Storage Inc.’s response to the Staff’s comment letter dated December 22, 2009.  The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

The Company acknowledges the following in regard to its filings:

1.               the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.               the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Item 2.Properties, page 23

1.           Please revise future filings to disclose the average annual rent per square foot for your properties.

Company response:  In response to the Staff’s comment, the Company will disclose the average annual rent per square foot for its properties in future filings.

Financial Statements

Condensed Statements of Operations, page 54

2.               Please tell us how your presentation complies with Rule 5-03 of Regulation S-X.

Company response:  The Company believes that the presentation of its Statements of Operations complies with Rule 5-03 of Regulation S-X.  In the Company’s Form 10-K for the year ended December 31, 2008, the Company did not separately disclose income tax expense as a separate line item on its Statements of Operations.  For the periods presented, income tax expense was not material to financial statements taken as a whole due to net operating losses applied from prior periods.  Income tax expense for the years presented were included in the caption General and Administrative.  Full disclosure relating to the Company’s income tax expense and provision were discussed in Note 20 (Income Taxes) of Item 8.

In the second quarter of 2009, the Company’s net operating losses were completely exhausted and the Company began breaking out income tax expense as a separate line item on its Statements of Operations.

Because of the Company’s election to be treated as a REIT, the income tax expense is not likely to be significant to operations; accordingly, the Company does not intend to show net income before and after income tax.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page 60

3.               You disclose your policy related to impairment testing of long-lived assets and also note that you determined that no property was impaired and no impairment charges were recognized for the years ended December 31, 2008, 2007, and 2006.  Please expand your disclosure in future filings and tell us in greater detail how you determine if events or circumstances have occurred that indicate that there may be an impairment.  Also tell us if you determined that any such events occurred in the year ended December 31, 2008 or in 2009 for any of your properties.  To the extent that you did not believe that any such events occurred in 2008 or 2009, tell us what consideration you gave to the decreasing occupancy rates and rental rates you have been experiencing at your stabilized properties.

Company response:  The Company conducts impairment testing at least annually, and focuses heavily on individual properties where occupancy and/or rental rates have decreased by a significant amount (i.e. greater than 10% in period to period comparisons).   For these properties, the Company determines whether the conditions or circumstances giving rise to the decrease are temporary or permanent and whether the property will likely recover the lost occupancy and/or rental rates in a short period of time or if the reductions are expected to be indefinite.  Using this information, the Company then considers the impact of such reductions on future cash flows during the holding period to determine whether it will recover its investment in the property.  In addition to its review of stabilized properties, the Company carefully reviews properties in all stages of lease-up and compares its original pro forma data for occupancy build-up and rates to the current operating results.  Where occupancy build-up and/or rate levels are below expectations, the Company then considers the impact of such reductions on future cash flows during the holding period to determine whether it will recover its investment in the property.

During the years ended December 31, 2008 and 2009, the Company had properties that experienced decreases in occupancy and/or rental rates.  Overall occupancy at stabilized properties had decreased by 1.7% at December 31, 2008 and September 30, 2009 when compared to the same periods in the prior year.  Rental income at the Company’s same-store properties increased by 1.6% for the year ended December 31, 2008 when compared to the same period in 2007.  Rental income at the Company’s same-store properties decreased by 2.5% for the nine months ended September 30, 2009 when compared to the same period in 2008.  Lease-up properties continued to gain occupancy during 2008 and 2009, although the overall lease-up of these properties has been slower than originally estimated.  However, the impact on net operating income is not significant and the properties continue to gain occupancy each month.  Based on the change in our overall property occupancy and rent rolls during 2008 and 2009, the Company does not believe that a material event has occurred that has permanently impaired any of our properties as our future undiscounted cash flows (based on current occupancies and rates) are not below the net carrying value of our assets.

In response to the Staff’s comment, the Company will expand its disclosure in future filings and describe in greater detail how we determine if events or circumstances have occurred that indicate that there may be an impairment.

Item 15. Exhibits and Financial Statement Schedules, page 78

4.               We note that some of your exhibits were filed as forms of instruments or agreements.  We refer to Exhibits 4.3, 4.4, 10.11, 10.12, 10.13, 10.26, 10.33 and 10.34.  Please tell us why you have filed only the “form of” these agreements rather than the final, executed agreements.  If you are relying on Instruction 2 to Item 601 of Regulation S-K, please explain the basis for relying on this instruction, and tell us whether you have filed the schedule required by the instruction.

Company response:  With respect to Exhibits 4.3, 4.4, 10.26, 10.33 and 10.34, the Company mistakenly filed a “form of” each agreement rather than the final, executed agreement, and will file the final, executed agreement with its next report.  The “form of” each agreement is substantially identical to the final, executed agreement in each case.  With respect to Exhibits 10.11, 10.12 and 10.13 (option award agreements), the Company filed a “form of” each agreement in reliance on Instruction 2 to Item 601 of Regulation S-K, as each such agreement is substantially identical in all material respects except as to the parties thereto, the dates of execution and the option award details.  The Company will file schedules identifying the documents omitted and setting forth the material details in which such documents differ from the filed agreements with its next report.

5.               We note certain material contracts that you filed in accordance with Item 601(b)(10) of Regulation S-K do not include the referenced schedules or exhibits attached.  We refer to Exhibits 10.20, 10.23, 10.25, 10.30, 10.31, and 10.32.  Item 601(b)(10) requires you to file all material contracts in their entirety.  Please file the complete agreements with your next report or tell us why you believe this information is no longer material to investors.

Company response:  In response to the Staff’s comment, the Company will file the complete agreements referenced above with its next report, other than (1) any information for which the Company elects to seek confidential treatment, (2) Exhibit 10.20, which will be removed from the Company’s exhibit index (as discussed below), and (3) Exhibit 10.25, which has no corresponding exhibits or schedules.  In the case of Exhibit 10.20, that agreement was terminated and replaced as of June 13, 2007 with the Contribution Agreement filed as Exhibit 10.23, as previously disclosed by the Company in its Form 8-K filed with the Commission on June 18, 2007.  In the case of Exhibit 10.25, although an Exhibit A was referenced in the body of the agreement, neither that exhibit nor any other exhibit or schedule was ever prepared or utilized, and thus the complete agreement has already been filed.

Item 9A. Controls and Procedures

(i) Disclosure Controls and Procedures, page 109

6.               Your disclosure indicates that your disclosure controls and procedures were designed to only provide reasonable assurance of achieving the desired control objectives.  In light of this, please confirm to us and disclose in future filings, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective “at the reasonable assurance level.”

Company response:  The Company’s Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective “at the reasonable assurance level” with respect to our previous reports. In response to the Staff’s comment, the Company will modify its future filings to read as follows:  “Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report.”

Proxy Statement on Schedule 14A, filed April 3, 2009

Setting Executive Compensation, page 15

Base Salary, page 15

7.               We note that base salaries for your named executive officers were higher in 2008 than they were in 2007.  Please tell us the basis for the increases in base salary for each individual.  Describe the specific factors considered by the C/N/G Committee and how those factors resulted in the increases awarded to each person.  Provide us with a similarly detailed description of long term incentive awards granted in February 2008, which are mentioned on page 16 of your document.  Confirm that you will provide similar disclosure regarding base salary and long term incentive awards in future filings.

Company Response:  We increased base salaries in 2008 for the named executive officers in order to bring their total cash compensation near the market 50th percentile of our peer group.  In addition, based on historical increases of 4.5% for our peer group, the C/N/G Committee determined that base salary increases for the CEO, COO, and CLO of approximately 5% were appropriate.  However, for the CFO we increased his base salary by approximately 8% in order for his total cash compensation to be near the market 50th percentile of the Company’s peer group.

Similarly, the driving factor for the increase in the long term incentive awards over 2007 was to bring the named executive officers nearer to the market 50th percentile.

In response to the Staff’s comment, the Company will make similar disclosures regarding base salary and long term incentive awards in future filings.

Annual Incentive Bonus, page 15

8.               We note that the annual incentive bonus is tied half to achievement of specified individual goals.  Please tell us the specific individual goals established for 2008, both qualitative and quantitative, and describe how the C/N/G Committee measured individual achievement of those goals.  Discuss how achievement was tied to actual performance awards granted in 2008, and explain why the COO received only 85% of his target bonus amount while the other named executive officers received 100% of their target amounts.  Refer to Item 402(b)(2) of Regulation S-K.  Confirm that you will provide similarly detailed disclosure in future filings.

Company Response:  The specific individual goals established for 2008 for our named executive officers were as follows:

•                  Completion of development properties and commencement of new development properties.

•                  Investigate and analyze merger opportunities.

•                  Evaluate joint venture partners for acquisitions.

•                  Educate investors and analysts regarding development program.

•                  Increase tenant reinsurance income over prior year.

•                  Advance IT infrastructure projects.

•                  Improve communication with employees through property visits, employee town hall meetings and conference calls.

•                  Increase same store revenue and occupancy growth over prior year.

The C/N/G Committee assigned no specific weighting to any of these goals, but rather assessed overall achievement levels in determining the bonuses.  The CEO presented to the C/N/G Committee his assessment of each executive’s performance (other than his own) in achieving the individual goals, and recommended to the C/N/G Committee that the CFO, President and CLO be paid 100% of the portion of the bonus related to these goals.  The goal to increase same store revenue and occupancy growth was the primary responsibility of the COO. The CEO, based on his discussions with the COO, determined that the level of growth over prior year did not warrant payment of the full bonus to the COO and recommended that he receive 85% of the portion of the bonus related to the individual goals.  The C/N/G Committee approved the payout of the bonus for the CFO, President, COO and CLO as recommended.

Following their review and evaluation of the CEO, the C/N/G Committee determined that the CEO should receive 100% of the portion of the bonus related to the achievement of the individual goals.

In response to the Staff’s comment, the Company will include similar disclosures regarding incentive compensation awards in future filings.

9.               Please tell us the specific FFO target that you established for the 2008 performance goal.  Also, please tell us why the C/N/G Committee used an adjusted FFO number in determining incentive compensation awards for 2008.  Currently, it is not clear how the adjusted FFO of $1.18 million relates to the target FFO for the year.  Confirm that you will provide similar disclosure in future filings.

Company Response:  The specific FFO target established for the 2008 performance goal was $1.19 per share, which was the Company’s budgeted FFO target.  The Company reported actual FFO of $1.18 per share for fiscal year 2008.  The C/N/G Committee used the Company’s reported FFO to measure completion of the 2008 performance goal.  The C/N/G Committee approved a 90% payout of the 50% portion of the incentive bonus based on actual FFO being $0.01 less than budgeted FFO.

In response to the Staff’s comment, the Company will include similar disclosures regarding incentive compensation awards in future filings.

Form 10-Q for the quarterly period ended September 30, 2009

Financial Statements

Condensed Consolidated Statements of Operations, page 5

10.         Please tell us how you have complied with paragraph 3 of ASC 205-20-45, or tell us how you determined it was not necessary to present the operations for your assets held for sale or your assets sold as discontinued operations.

Company Response:   As discussed on page 13 in Note 4, Real Estate Assets, of the Form 10-Q, real estate assets held for sale include five parcels of vacant land and seven condominiums which are not currently generating any revenues nor included in our operations.  In response to the Staff’s comment, the Company will update future filings to reflect that the condominiums are vacant and held for sale to be more clear that there is no operating activity for these assets.

In addition, the Company is winding down its internal development department as it currently exists.  However, the Company does not plan to exit the development business completely and may develop properties itself or with partners in the future.  Therefore, the operations of the properties to be disposed of and the other revenues and expenses associated with the Company’s development program do not qualify to be accounted for as discontinued operations under the requirements in ASC 205-20-45-3.  There are 22 development properties that the Company is not planning to sell; the operations and the cash flows of these properties will not be eliminated from the ongoing operations of the Company as a result of the wind down of the internal development department.  Since the entire development component is not being disposed of, no discontinued operations have been presented in the Company’s income statement.

We appreciate the time that you have taken to review our public filings.  Please contact me at 801-365-4480 if you have any questions.

Sincerely,

/s/ Kent Christensen
Kent Christensen
Chief Financial Officer

cc:	Ernst & Young LLP
Latham & Watkins LLP